legal & compliance, llc

laura aNTHONy, esquire LAZARUS ROTHSTEIN, ESQUIRE CHAD FRIEND, ESQUIRE MICHAEL RASMUSSEN, ESQUIRE OF COUNSEL: PETER P. LINDLEY, JD, CPA, MBA STUART REED, ESQUIRE MARC S. WOOLF, ESQUIRE	www.legalandcompliance.com WWW.SECURITIES-LAW-BLOG.COM
E-MAIL:LANTHONY@LEGALANDCOMPLIANCE.COM

April 9, 2015

VIA ELECTRONIC EDGAR FILING

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed February 13, 2015
File No. 333-200918

Dear Ms. McHale:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 2 to the above-referenced registration statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated March 4, 2015. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: We note your response to comment 1 of our letter dated January 8, 2015. As an initial matter, the analysis you have provided does not address the press release issued by the company on December 2, 2014. We reissue our comment with respect to the statements made in this release. In addition, we cannot agree that the information contained in the article dated December 11, 2014 constitutes “factual business information only” and that the safe harbor of Rule 169 applies. We also note that the author of the December 11, 2014 article provided Mr. Mathieson a copy prior to publication which appears inconsistent with the safe harbor provided by Rule 163A(a). Lastly, you disclose that the 2013 merger was a reverse acquisition with a public shell which is inconsistent under (b)(3)(ii) of Rule 163A. Please provide further analysis to support your position that you have complied with Section 5 of the Securities Act or tell us how you intend to cure any violation.

Response: The Company acknowledges the Staff’s comment and has included the following risk factor on page 7 of Amendment No. 2:

If our involvement in a December 11, 2014 article published in the Examiner or any other publicity regarding our company or this offering during the waiting period, including our December 2, 2014 press release, were held to be in violation of federal or state securities laws, we could incur monetary damages, fines or other damages that could have a material adverse effect on our financial condition and prospects.

On December 11, 2014, information about our company was published in an article by the Examiner. Despite the appearance in the December 11th article, our chief executive officer, Mr. Mathieson, did not participate in an interview with the author of the Examiner article. Rather, the author included certain quotations from Mr. Mathieson that were contained in prior press releases by us and summarized statements previously made by Mr. Mathieson that were contained in a prior article published by the Opportunist Magazine. Prior to its publication, the author of the December 11th article provided Mr. Mathieson a copy of the article.

Kathryn McHale, Senior Staff Attorney

Securities and Exchange Commission

April 9, 2015

In addition, we issued a press release on December 2, 2014 in which we referenced, among other things, our intention to file a registration statement on Form S-1, of which this prospectus forms a part, and to list our securities on NASDAQ. The December 2nd press release presented certain statements about our company in isolation and did not disclose many of the related risks and uncertainties described in this prospectus.

If it were determined that the December 11th article, the December 2nd press release or any of our other publicity-related activities could be held to be a violation of Section 5 of the Securities Act, the SEC and relevant state regulators could impose monetary fines or other sanctions as provided under relevant federal and state securities laws. Such regulators could also require us to make a rescission offer, which is an offer to repurchase the securities, to our stockholders that purchased shares in this offering. This could also give rise to a private right of action to seek a rescission remedy under Section 12(a)(2) of the Securities Act.

We are unable to quantify the extent of any monetary damages that we might incur if monetary fines were imposed, rescission were required or one or more other claims were successful. As of the date of the registration statement on Form S-1, of which this prospectus forms a part, we are not aware of any pending or threatened claims that we violated any federal or state securities laws. However, there can be no assurance that any such claim will not be asserted in the future or that the claimant in any such action will not prevail. The possibility that such claims may be asserted in the future will continue until the expiration of the applicable federal and state statutes of limitations, which generally vary from one to three years from the date of sale. Claims under the anti-fraud provisions of the federal securities laws, if relevant, would generally have to be brought within two years of discovery, but not more than five years after occurrence. If the payment of damages or fines is significant, it could have a material adverse effect on our cash flow, financial condition or prospects.

Prospectus Summary, page 4

Comment 2: We note your response to comment 2 of our letter dated January 8, 2015. Please further remove the language in the second sentence of the preamble stating that the summary “is not complete”.

Response: The Company has revised the preamble to the prospectus summary to remove the statement that the summary “is not complete.” Specifically, “Prospectus Summary” on page 4 of Amendment No. 2 has been revised to read, in pertinent part, as follows (deletions are denoted by strikethrough):

This summary highlights material information concerning our business and this offering. This summary ~~is not complete and~~ does not contain all of the information that you should consider before making your investment decision.

Risk Factors

Our unsecured loans generally have delinquency and default rates higher than secured loans…, page 8

Comment 3: We note your response to comment 10 of our letter dated January 8, 2015. Please revise to address the risks associated with subprime lending in your disclosure, and include the percentage of your portfolio which is considered subprime. In addition, please tell the staff how you have defined subprime for this disclosure.

Response: In Amendment No. 2, the Company has revised the risk factor on page 8 to read as follows (additions are denoted by underlining):

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale, Senior Staff Attorney

Securities and Exchange Commission

April 9, 2015

Our subprime and unsecured loans generally have delinquency and default rates higher than prime and secured loans, which could result in higher loan losses.

We are in the business of originating unsecured personal loans. As of March 30, 2015, approximately 7% of our customers are subprime borrowers, which we define as borrowers having credit scores below 601 on the credit risk scale developed by VantageScore Solutions, LLC. Unsecured personal loans and subprime loans generally have higher delinquency and default rates than secured loans and prime loans. Subprime borrowers have lower collection rates and are subject to higher loss rates than prime borrowers. Subprime borrowers have historically been, and may in the future become, more likely to be affected, or more severely affected, by adverse macroeconomic conditions, particularly unemployment. If our borrowers default under an unsecured loan, we will bear a risk of loss of principal, which could adversely affect our cash flow from operations. Delinquency interrupts the flow of projected interest income from a loan, and default can ultimately lead to a loss. We attempt to manage these risks with risk-based loan pricing and appropriate management policies. However, we cannot assure you that such management policies will prevent delinquencies or defaults and, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing, our business, financial condition, liquidity and results of operations could be harmed. If aspects of our business, including the quality of our borrowers, are significantly affected by economic changes or any other conditions in the future, we cannot be certain that our policies and procedures for underwriting, processing and servicing loans will adequately adapt to such changes. If we fail to adapt to changing economic conditions or other factors, or if such changes affect our borrowers’ capacity to repay their loans, our results of operations, financial condition and liquidity could be materially adversely affected.

We depend on third party-service providers for our core operations…, page 9

Comment 4: We note your response to comment 13 of our letter dated January 8, 2015. Please file the servicing agreement with CyberRidge LLC as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and has filed a copy of the servicing agreement with CyberRidge LLC as Exhibit 10.7 to Amendment No. 2.

Business Overview, page 14

Comment 5: We note your response to comment 17 of our letter dated January 8, 2015. It appears that your CEO started a successful loan business in Australia (Mr. Amazing Loans); ceased operations of this business; and now intends to launch this business again. Please explain this corporate history in accordance with Item 101 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, but notes that, subsequent to filing Amendment No. 1 to its registration statement on Form S-1, it decided not to expand its business into Australia. In Amendment No. 2, the Company has revised its disclosure in “Prospectus Summary—Our Company” on page 4 to read as follows (additions are denoted by underlining and deletions by strikethrough):

In 2005, Paul Mathieson, our Chief Executive Officer and a member of our Board of Directors, founded IEG Holdings Limited (“IEG”) in Sydney, Australia. IEG launched the Amazing Loans business in Australia in 2005 and the Mr. Amazing Loans business in the United States via IEGC in 2010. From 2005 until 2012, Mr. Mathieson operated the Amazing Loans business through IEG in Australia. During that time, IEG lent approximately $48 million to over 11,500 borrowers in Australia. IEG ceased doing business in Australia in 2012. On January 28, 2013, IEGC ~~Investment Evolution Global Corporation (“IEGC”)~~ entered into a stock exchange agreement (the “Stock Exchange Agreement”) among IEGC, its sole shareholder, IEG, ~~IEG Holdings Limited, an Australian company (“IEG”),~~ and our company. Under the terms of the Stock Exchange Agreement, we agreed to acquire a 100% interest in IEGC for 272,447,137 shares of our common stock after giving effect to a 1-for-6 reverse stock split. On February 14, 2013, we filed amended articles of incorporation (the “Amended Articles”) with the Secretary of State of Florida which had the effect of:

●	changing our name from Ideal Accents, Inc. to IEG Holdings Corporation,
●	increasing the number of shares of our authorized common stock to 1,000,000,000, $.001 par value,
●	creating 50,000,000 shares of “blank-check” preferred stock, and
●	effecting a 1-for-6 reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”) pursuant to the terms of the Stock Exchange Agreement.

FINRA approved our Amended Articles on March 11, 2013.

In addition, in Amendment No. 2, the Company revised its disclosure in “Description of Business—Business Overview” on page 14 to read as follows (additions are denoted by underlining):

In addition, we are investigating options to expand our online operations into Canada, the Philippines and India in 2015 or 2016. ~~plan to begin funding five-year AUD $5,000 and AUD $10,000 unsecured consumer loans in Australia in March or 2015 at 39.9% per annum APR (upon finalization of outsourced servicing contracts) via our re-launched, fully operational www.mramazingloans.com.au website with centralized marketing and funding provided from the Las Vegas office.~~ As of the date of this prospectus, we have no operations in Australia, Canada, the Philippines or India, and have not provided any loans in Australia, Canada, the Philippines or India. However, in 2005, Mr. Mathieson, our Chief Executive Officer and a member of our Board of Directors, founded IEG in Sydney, Australia. IEG launched the Amazing Loans business in Australia in 2005 and the Mr. Amazing Loans business in the United States via IEGC in 2010. From 2005 until 2012, Mr. Mathieson operated the Amazing Loans business through IEG in Australia. During that time, IEG lent approximately $48 million to over 11,500 borrowers in Australia. IEG ceased doing business in Australia in 2012. ~~We are also planning online expansion globally into Canada, the United Kingdom, the Philippines and India in 2015.~~

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale, Senior Staff Attorney

Securities and Exchange Commission

April 9, 2015

Also, in Amendment No. 2, the Company revised its disclosure in “Description of Business—Corporate History” on page 18 to read as follows (additions are denoted by underlining and deletions by strikethrough):

In 2005, Mr. Mathieson, our Chief Executive Officer and a member of our Board of Directors, founded IEG in Sydney, Australia. IEG launched the Amazing Loans business in Australia in 2005 and the Mr. Amazing Loans business in the United States via IEGC in 2010. From 2005 until 2012, Mr. Mathieson operated the Amazing Loans business through IEG in Australia. During that time, IEG lent approximately $48 million to over 11,500 borrowers in Australia. IEG ceased doing business in Australia in 2012. On January 28, 2013, IEGC ~~Investment Evolution Global Corporation (“IEGC”)~~ entered into a stock exchange agreement (the “Stock Exchange Agreement”) among IEGC, its sole shareholder, IEG, ~~IEG Holdings Limited, an Australian company (“IEG”),~~ and our company. Under the terms of the Stock Exchange Agreement, we agreed to acquire a 100% interest in IEGC for 272,447,137 shares of our common stock after giving effect to a 1-for-6 reverse stock split. On February 14, 2013, we filed amended articles of incorporation (the “Amended Articles”) with the Secretary of State of Florida which had the effect of:

●	changing our name from Ideal Accents, Inc. to IEG Holdings Corporation,
●	increasing the number of shares of our authorized common stock to 1,000,000,000, $.001 par value,
●	creating 50,000,000 shares of “blank-check” preferred stock, and
●	effecting a 1-for-6 reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”) pursuant to the terms of the Stock Exchange Agreement.

FINRA approved our Amended Articles on March 11, 2013.

Comment 6: In addition, the Australian website states “Mr. Amazing Loans is a leading Australian ASIC licensed online personal loan company” (emphasis added) and also: “Our loans are currently available to residents of all states and territories of Australia.” Please include disclosure in the business overview section that more clearly describes your present operations in Australia, including whether you currently are licensed to conduct business in Australia and the nature of the “outsourced servicing contracts” to which you refer on page 14.

Response: The Company has made its Australian website inactive and it will remain inactive, as the Company has decided not to expand its business into Australia.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale, Senior Staff Attorney

Securities and Exchange Commission

April 9, 2015

Principal and Selling Stockholders, page 29

Comment 7: We note your response to comment 39 of our letter dated January 8, 2015. It does not appear that you have added your Chief Operating Officer to the beneficial ownership table. Further, the first seven lines of the table should include the two officers, the four non-employee directors, and one line listing the total shares owned and/or offered as a group. Please revise.

Response: The Company acknowledges the Staff’s comment and has included the named executive officers and the directors to the Principal and Selling Stockholders table, as well as a line item showing the total shares owned and/or offered as a group in Amendment No. 2.

Comment 8: We note your response to comment 40 of our letter dated January 8, 2015 that, when it is available, you will provide the requested information with respect to (1) the nature of the entities that are included in the brackets and (2) the natural person or persons who exercise voting or dispositive control over the shares held by non-natural persons. Please include this information in a pre-effective amendment to the registration statement.

Response: The Company acknowledges the Staff’s comment and, in Amendment No. 2, has included the required information. The beneficial owners are listed in the table and the bracketed names have been removed. To the extent necessary, appropriate footnotes have been included to explain the nature of the beneficial owner’s interest in the relevant shares.

If the Staff has any further comments regarding the Company’s registration statement on Form S-1 or any amendments thereto, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832